NEWS RELEASE	ELD No. 13-05
TSX: ELD NYSE: EGO	April 2, 2013

Eldorado Gold Vila Nova Mine Update

VANCOUVER - BC – Eldorado Gold Corporation (“Eldorado”, the “Company” or “We”) announces that due to the damage sustained by the Anglo Ferrous ship loading facility at Santana Port, Amapa, Brazil on March 28, 2013 it will be temporarily unable to ship iron ore from its Vila Nova Iron Ore mine (“Vila Nova”) in Northern Brazil. The Company is presently investigating alternative interim options for the shipment of its ore. Inevitably the Vila Nova mine’s operating performance for a period will be adversely affected due to this disruption.

About Eldorado

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, Turkey, Romania and surrounding regions. We are one of the lowest cost gold producers. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF THE BOARD OF DIRECTORS OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the statements regarding the Vila Nova Mine Update.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 28, 2013.

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There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD); New York Stock Exchange (NYSE: EGO).

Contact

Nancy E. Woo, Vice President Investor Relations
Eldorado Gold Corporation
Phone: 604.601.6650 or 1.888.353.8166	1188, 550 Burrard Street
Fax: 604.687.4026	Vancouver, BC V6C 2B5
Email: nancyw@eldoradogold.com	Website: www.eldoradogold.com
Request for information packages: laurelw@eldoradogold.com